Exhibit 99.4

The9 Names George Lai Chief Executive Officer

Leadership transition reinforces management’s long-term alignment with shareholders

Hong Kong — July 27, 2026 — The9 Limited (Nasdaq: NCTY) (“The9” or the “Company”), a global diversified high-tech company, today announced the appointment of George Lai as Chief Executive Officer (“CEO”), effective July 27, 2026. Mr. Lai succeeds Founder and Chairman Jun Zhu, who will continue to serve as Executive Chairman of the Board.

Leadership Transition

Mr. Lai joined The9 approximately 18 years ago and has served as Chief Financial Officer (“CFO”) since 2008, playing a central role in capital allocation, treasury strategy, the build-out of the9bit, and the Company’s return to profitability. Wei Ji, Senior Legal Director, will assume interim CFO responsibilities while the Company conducts a search for a permanent successor.

“This is a meaningful turning point for The9,” said Mr. Zhu. “I have spent more than two decades guiding the Company through successive cycles of change. As we enter a new era defined by AI and digital assets, handing the CEO role to George is the right decision at the right time. He understands this business deeply, and I have no doubt he will take The9 further than I could alone. I remain fully committed to the Company as Executive Chairman. The transition will also let me spend more time on the things I care about outside work, football above all, and my growing interest in super-longevity science, which I will continue to share with the community that has followed me for many years.”

“I am honored to step into this role at such a significant moment for The9,” said Mr. Lai. “the9bit is not just another creator platform, it is AI-native, integrating creation, monetization and a digital asset ecosystem in one product. In under a year it has reached 8 million users who have built more than 110,000 games on our proprietary AI platform. That is the foundation. Our focus now is to turn that traction into a durable business by scaling the platform, strengthening its underlying economics, and advancing our broader digital asset and AI initiatives. I believe the best is ahead of us.”

About The9 Limited

The9 Limited (Nasdaq: NCTY) is a global, diversified high-tech company redefining how games are created, played, and monetized. Founded in 1999 and Nasdaq-listed since 2004, The9 brings over two decades of gaming heritage to its flagship platform the9bit, an AI-powered digital asset ecosystem built around AI game creation and the $9BIT token economy, where every participant can play, create, earn, and own a stake in its growth. Beyond the9bit, The9 continues to explore emerging opportunities across AI-empowered industries and the broader digital ecosystem, including an equity stake in AI-driven drug discovery company NYB, building a multi-engine business positioned at the frontier of AI and the new economy, reshaping how value is created and shared.

Investor Relations Contact

Ms. Jojo Su

Investor Relations Specialist

The9 Limited

Tel: +86 (21) 6108-6080

Email: IR@corp.the9.com